TIB Financial Corp.
599 9th Street North, Suite 101
Naples, Florida 34102-5624
(239) 263-3344

December 23, 2009

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20002

Re:           TIB Financial Corp.
Request to Withdraw Registration Statement on Form S-1 (RW)
SEC File Number:  333-161374

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), TIB Financial Corp. (the “Registrant”) hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-161374), which was filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2009 along with exhibits (the “Registration Statement”).

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  Furthermore, there was  no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.  Please note that the Registration Statement was a voluntary filing under Section 12 of the Securities Exchange Act of 1934, as amended.

The Registrant may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that is filed with the Commission unless, within 15 days after such date, the Registrant receives notice from the Commission that this application will not be granted.  Registrant requests, in accordance with Rule 457(b) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset the filing fee for any future registration statement or registration statements.  Registrant hereby respectfully requests that an order granting withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.  Please forward a copy of the order withdrawing the Registration Statement to the undersigned at 599 9th Street North, Suite 101, Naples, Florida 34102-5624, with a copy to the Registrant’s counsel, Smith Mackinnon, PA, 255 South Orange Avenue, Suite 800, Orlando, Florida  32801, Attention:  John P. Greeley, Esquire.

If you have any questions or require any additional information, please do not hesitate to contact Mr. Greeley at 407-843-7300.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

Very truly yours,

TIB FINANCIAL CORP.

          By:  /s/ Thomas J. Longe
Thomas J. Longe
President and Chief Executive Officer

Copy to:                 Matt McNair
Securities and Exchange Commission

Michael R. Clampitt
Securities and Exchange Commission

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